# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Local Bounti Corporation, CIK 0001840780
CUSIP: 53960E106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 490 Foley Lane, Hamilton, Montana (MT), 59840
Date of event which requires filing of this statement: 06/11/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001896477
Persons authorized to receive notices and communications: Rebecca E. Renzas, CHS Management Group, LLC, PO Box 2226, Palm Beach, Florida (FL), 33480, (561) 531-4007

## Reporting persons
- Live Oak Ventures, LLC (CIK 0001896477): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 858,284; shared dispositive power 858,284; aggregate amount beneficially owned 858,284 (4% of the class)
  Comment: Row 13:
  
  Based on 21,709,496 shares of common stock ("Common Stock") of Local Bounti Corporation (the
  "Company") outstanding as of June 11, 2025, based upon information provided by the Company to the
  Reporting Person.
- The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 282,112; shared dispositive power 282,112; aggregate amount beneficially owned 282,112 (1.3% of the class)
  Comment: Rows 8, 10:
  
  Includes 10,758 shares of Common Stock held by Olive Street Ventures, LLC ("Olive Street") of which The
  Charles & Helen Schwab Living Trust U/A DTD 11/22/1985 (the "Trust") may be deemed to retain a beneficial interest. The Trust disclaims beneficial ownership over the 10,758 shares of Common Stock held by Olive Street.
  
  Row 13:
  
  Based on 21,709,496 shares of Common Stock outstanding as of June 11, 2025, based upon information provided by the Company to the Reporting Person.
- Charles R. Schwab (CIK 0000923738): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 13,140,396; shared dispositive power 13,140,396; aggregate amount beneficially owned 13,140,396 (60.5% of the class)
  Comment: Rows 8, 10:
  
  Includes: (i) 858,284 shares of Common Stock held by Live Oak Ventures, LLC ("Live Oak") of which Mr.
  Schwab is the manager and for which he has sole voting and dispositive power; (ii) 10,758 shares of
  Common Stock held by Olive Street, for which Mr. Schwab and his spouse Helen O. Schwab, as trustees of the Trust, may be deemed to share voting and dispositive power; (iii) 12,000,000 shares of Common Stock held by U.S. Bounti, LLC ("U.S. Bounti") of which Mr. Schwab is the manager and for which he has sole voting and dispositive power; (iv) 48,909 shares of Common Stock held by the Trust for which Mr. Schwab is acting as sole trustee; and (v) 222,445 shares of Common Stock held by the Trust, for which Mr. Schwab and his spouse Helen O. Schwab act as co-trustees. Mr. Schwab disclaims beneficial ownership over the
  10,758 shares of Common Stock held by Olive Street.
  
  Row 13:
  
  Based on 21,709,496 shares of Common Stock outstanding as of June 11, 2025, based upon information provided by the Company to the Reporting Person.
- U.S. Bounti, LLC: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); shared voting power 12,000,000; shared dispositive power 12,000,000; aggregate amount beneficially owned 12,000,000 (55.3% of the class)
  Comment: Row 13:
  
  Based on 21,709,496 shares of Common Stock outstanding as of June 11, 2025, based upon information provided by the Company to the Reporting Person.
- Charles R. Schwab, Jr. (CIK 0001125972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 500,000; sole dispositive power 500,000; aggregate amount beneficially owned 500,000 (2.3% of the class)
  Comment: Row 13:
  
  Based on 21,709,496 shares of Common Stock outstanding as of June 11, 2025, based upon information provided by the Company to the Reporting Person.
- Michael Molnar (CIK 0002063127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 69,592; sole dispositive power 69,592; aggregate amount beneficially owned 69,592 (0.3% of the class)
  Comment: Row 13:
  
  Based on 21,709,496 shares of Common Stock outstanding as of June 11, 2025, based upon information provided by the Company to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Local Bounti Corporation
Address of issuer's principal executive offices: 490 Foley Lane, Hamilton, Montana (MT), 59840

## Item 2. Identity and Background
Name of person filing: Steven Renftle
Residence or business address:
Orrick, Herrington & Sutcliffe LLP
2050 Main Street, Suite 1100
Irvine, CA 92614-8255
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follow:

Securities Purchase Agreement

On March 31, 2025, the Company, U.S. Bounti and Mr. Schwab Jr. (U.S. Bounti and Mr. Schwab Jr., collectively, the
"Investors") entered into a securities purchase agreement (the "Purchase Agreement") pursuant to which U.S. Bounti acquired 1,700,723 shares of Common Stock and 10,299,277 shares of Series A Non-Voting Convertible Preferred
Stock ("Series A Preferred Stock") for an aggregate purchase price of $24,000,000 and Mr. Schwab Jr. acquired 70,863 shares of Common Stock and 429,137 shares of Series A Preferred Stock for an aggregate purchase price of $1,000,000
(collectively, the "PIPE Investment"). These purchases were funded using cash on hand.

On June 11, 2025, at the 2025 Annual Meeting of Stockholders of the Company, the stockholders approved, for the purposes of complying with the rules of the New York Stock Exchange, the issuance of 10,728,414 shares of Common
Stock upon the conversion of the Series A Preferred Stock. Accordingly, the 10,299,277 shares of Series A Preferred
Stock held by U.S. Bounti, and 429,137 shares of Series A Preferred Stock held by Mr. Schwab Jr. were converted into an equal number of Common Stock.

The Investors are subject to a 180-day lock-up period with respect to the shares of Common Stock and Series A
Preferred Stock purchased in connection with the PIPE Investment.

The information set forth under Item 4 is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment is incorporated by reference herein.

## Signatures
- Live Oak Ventures, LLC: /s/ Charles R. Schwab, Charles R. Schwab/Manager (06/16/2025)
- The Charles & Helen Schwab Living Trust U/A DTD 11/22/1985: /s/ Charles R. Schwab, Charles R. Schwab/Trustee (06/16/2025)
- Charles R. Schwab: /s/ Charles R. Schwab, Charles R. Schwab (06/16/2025)
- U.S. Bounti, LLC: /s/ Charles R. Schwab, Charles R. Schwab/Manager (06/16/2025)
- Charles R. Schwab, Jr.: /s/ Charles R. Schwab, Jr., Charles R. Schwab, Jr. (06/16/2025)
- Michael Molnar: /s/ Michael Molnar, Michael Molnar (06/16/2025)